                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1993





                         VIKING FINANCIAL SECURITY PLAN
                            (Full title of the plan)

                              411 E. Plumeria Dr.
                              San Jose, CA  95134
                           (Full address of the plan)





                             ROADWAY SERVICES, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                              1077 Gorge Boulevard
                                  P.O. Box 88
                            Akron, Ohio  44309-0088
                    (Address of principal executive office)

REQUIRED INFORMATION


The following financial statements are furnished for the plan:

Audited Financial Statements and Supplemental Schedules of the Viking Financial Security Plan for the years ended December 31, 1993 and 1992.


The foregoing plan financial statements were prepared in accordance with the financial reporting requirements of ERISA and were audited by independent auditors.


EXHIBITS


Consent of independent auditors.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        VIKING FINANCIAL SECURITY PLAN

                                        /S/ T. L. STAMBAUGH
                                        ---------------------------------------
                                        T. L. STAMBAUGH T. L. Stambaugh, Senior
                                        Vice President - Human
                                        Resources of Viking Freight
                                        System, Inc. and Chairman of
                                        the Administrative Committee

June 27, 1994

                            Financial Statements and
                             Supplemental Schedules

                         Viking Financial Security Plan

                     YEARS ENDED DECEMBER 31, 1993 AND 1992
                      WITH REPORT OF INDEPENDENT AUDITORS

                         Viking Financial Security Plan

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1993 and 1992





                                   CONTENTS
Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits  . . . . . . . . . . . . . . . . . . . . . . .  2
Statements of Changes in Net Assets Available for Plan Benefits . . . . . . . . . . . . . . . . . .  4
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6


Supplemental Schedules

Form 5500 Item 27a - Schedule of Assets Held for Investment Purposes  . . . . . . . . . . . . . .   12

Form 5500 Item 27d - Schedules of Reportable Transactions:
  Category (i)--Individual Transactions in Excess of 5% of the
    Current Value of Plan Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13

  Category (iii)--Series of Transactions in Excess of 5% of the
    Current Value of Plan Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

[Ernst & Young Letterhead]




                         Report of Independent Auditors



The Administrative Committee
Viking Financial Security Plan

We have audited the accompanying statements of net assets available for plan benefits of the Viking Financial Security Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes therein for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                            ERNST & YOUNG


April 28, 1994

                         Viking Financial Security Plan

              Statements of Net Assets Available for Plan Benefits

                               December 31, 1993





                                                                              VIKING
                                  COMPANY       FIXED         ASSET           INCOME          S&P 500     EMPLOYEE
                                  STOCK         INCOME        ALLOCATION      ACCUMULATION    STOCK       LOAN
                                  FUND          FUND          FUND            FUND            FUND        ACCOUNT      TOTAL
                                 ---------------------------------------------------------------------------------------------------
 ASSETS
 Cash and temporary cash
   investments                    $  133,650     $   14,719   $         -     $      938    $        -     $       -     $   149,307
 Contributions receivable:
   Employee                           20,558              -        29,870         25,634         25,360             -        101,422
   Employer                          456,877              -       774,093        733,961        578,350             -      2,543,281
 Interest receivable                   3,877             36             -              -              -             -          3,913
 Loans receivable                          -              -             -              -              -     4,661,737      4,661,737
 Investments, at fair value:
   Company Stock Fund
   (Common Stock of Roadway
   Services, Inc.)                 7,478,040              -             -              -              -             -      7,478,040
   Collective investment funds             -              -    15,911,505     11,639,788     11,241,893             -     38,793,186
 Guaranteed investment contracts:
   Nonrestricted                           -              -             -      1,062,116              -             -      1,062,116
   Restricted                              -      3,883,635             -              -              -             -      3,883,635
                                   -------------------------------------------------------------------------------------------------
                                   8,093,002      3,898,390    16,715,468     13,462,437     11,845,603     4,661,737     58,676,637

 LIABILITIES
 Expenses payable                      2,656         33,411             -            938              -             -         37,005
                                   -------------------------------------------------------------------------------------------------
                                       2,656         33,411             -            938              -             -         37,005
                                   -------------------------------------------------------------------------------------------------
 Net assets available for plan
  benefits                        $8,090,346     $3,864,979   $16,715,468    $13,461,499    $11,845,603    $4,661,737    $58,639,632
                                ====================================================================================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                         Viking Financial Security Plan

              Statements of Net Assets Available for Plan Benefits

                               December 31, 1992





                                                                            VIKING
                                   COMPANY       FIXED       ASSET          INCOME          S&P 500      EMPLOYEE
                                   STOCK         INCOME      ALLOCATION     ACCUMULATION    STOCK        LOAN
                                   FUND          FUND        FUND           FUND            FUND         ACCOUNT         TOTAL
                                 ---------------------------------------------------------------------------------------------------
 ASSETS
 Cash and temporary cash
   investments                    $   70,673    $         -    $         -    $          -   $        -   $    11,731    $    82,404
 Contributions  receivable:
   Employee                           50,822              -         88,005          86,082       65,430             -        290,339
   Employer                          427,409              -        705,223         684,719      478,135             -      2,295,486
 Interest receivable                   7,022              -              -           4,916            -             -         11,938
 Loans receivable                          -              -              -               -            -     3,639,871      3,639,871
 Investments, at fair value:
   Company Stock Fund (Common
     Stock of Roadway Services,
     Inc.)                         7,049,016              -              -               -            -             -      7,049,016
   Collective investment funds             -              -     11,579,053       6,453,533    8,663,179             -     26,695,765
 Guaranteed investment contracts:
   Nonrestricted                           -              -              -       4,065,714            -             -      4,065,714
   Restricted                              -      3,836,902              -               -            -             -      3,836,902
                                 ---------------------------------------------------------------------------------------------------
                                   7,604,942      3,836,902     12,372,281      11,294,964    9,206,744     3,651,602     47,967,435
                                 ---------------------------------------------------------------------------------------------------
 LIABILITIES
 Expenses payable                      6,285              -              -              -             -             -          6,285
                                 ---------------------------------------------------------------------------------------------------
                                       6,285              -              -              -             -             -          6,285
                                 ---------------------------------------------------------------------------------------------------
 Net assets available for
   plan benefits                 $ 7,598,657   $ 3,836,902    $12,372,281    $11,294,964    $9,206,744   $ 3,651,602    $47,961,150
                                 ===================================================================================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                         Viking Financial Security Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                               December 31, 1993




                                                                       VIKING
                               COMPANY       FIXED      ASSET          INCOME         S&P 500                 EMPLOYEE
                               STOCK         INCOME     ALLOCATION     ACCUMULATION   STOCK        SWEEP      LOAN
                               FUND          FUND       FUND           FUND           FUND         ACCOUNT    ACCOUNT     TOTAL
                             -------------------------------------------------------------------------------------------------------
 CONTRIBUTIONS
 Plan participants            $ 1,310,668   $         -   $ 2,107,449   $ 2,162,458   $ 1,540,766   $      -  $       -  $ 7,121,341
 Employer                         456,877             -       774,093       733,704       578,338          -          -    2,543,021
                              ------------------------------------------------------------------------------------------------------
                                1,767,545             -     2,881,542     2,896,162     2,119,104          -          -    9,664,353
 Income from investments:
   Dividends                      126,673             -       406,463             -       134,551          -          -      667,687
   Interest                         2,762       161,002             -       699,375             -         18    382,862    1,246,019
                              ------------------------------------------------------------------------------------------------------
                                  129,435       161,002       406,463       699,375       134,551         18    382,862    1,913,706

 Transfers between accounts
   and loans to participants     (276,360)     (132,925)       90,843      (598,157)       62,085      5,562    848,952           -
 DISTRIBUTIONS
 Lump sum settlements and
   withdrawals                    299,120             -       518,763       818,659       433,146      5,506    221,679    2,296,873
 Expenses                           7,026             -        12,006        11,171         8,495         74          -       38,772
                              ------------------------------------------------------------------------------------------------------
                                  306,146             -       530,769       829,830       441,641      5,580    221,679    2,335,645
 Net realized and unrealized
  appreciation
   (depreciation) of
     investments                 (822,785)            -     1,495,108        (1,015)      764,760          -          -    1,436,068
                              ------------------------------------------------------------------------------------------------------
 Net increase in net assets       491,689        28,077     4,343,187     2,166,535     2,638,859          -  1,010,135   10,678,482
 Net assets available for plan
    benefits at beginning of    7,598,657     3,836,902    12,372,281    11,294,964     9,206,744          -  3,651,602   47,961,150
    year                      ------------------------------------------------------------------------------------------------------
 Net assets available for
   plan benefits at end of
    year                      $ 8,090,346   $ 3,864,979  $16,715,468   $13,461,499   $11,845,603  $       - $4,661,737  $58,639,632
                              ======================================================================================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                         Viking Financial Security Plan

  Statements of Changes in Net Assets Available for Plan Benefits (continued)

                               December 31, 1992
                                                                                WELLS FARGO
                                                COMPANY         FIXED           EQUITY          ASSET
                                                STOCK           INCOME          INDEX           ALLOCATION
                                                FUND            FUND            FUND            FUND
                                                -----------------------------------------------------------
CONTRIBUTIONS
Plan participants                                $1,074,380     $         -     $        -      $ 1,868,490
Employer                                            438,700               -              -          707,916
                                                 ----------------------------------------------------------
                                                  1,513,080               -              -        2,576,406
Income from investments:
  Dividends                                          90,631               -              -                -
  Interest                                            3,285          56,674              -                -
                                                 ----------------------------------------------------------
                                                     93,916          56,674              -                -
Transfers between accounts
  and loans to participants                         332,531      (9,275,697)    (7,488,011)         124,073

DISTRIBUTIONS
Lump sum settlements
   and withdrawals                                  339,807          49,784         63,892          483,728
Expenses                                              8,380               -              8            6,538
                                                 ----------------------------------------------------------
                                                    348,187          49,784         63,900          490,266

Net realized and unrealized appreciation
   (depreciation) of investments                    563,418               -       (140,298)         781,353
                                                 ----------------------------------------------------------
 Net increase(decrease) in net assets
   available for plan benefits                    2,154,758      (9,268,807)    (7,692,209)       2,991,566
 Net assets available for plan benefits
   at beginning of year                           5,443,899      13,105,709      7,692,209        9,380,715
                                                 ----------------------------------------------------------
 Net assets available for plan benefits
   at end of year                                $7,598,657     $ 3,836,902     $        -      $12,372,281
                                                 ==========================================================

                                                  VIKING
                                                  INCOME           S&P 500                         EMPLOYEE
                                               ACCUMULATION         STOCK           SWEEP            LOAN
                                                   FUND             FUND          ACCOUNT          ACCOUNT          TOTAL
                                                ---------------------------------------------------------------------------
CONTRIBUTIONS
Plan participants                               $ 2,007,605     $ 1,262,098     $        -      $         -     $ 6,212,573
Employer                                            711,064         481,230              -                -       2,338,910
                                                ---------------------------------------------------------------------------
                                                  2,718,669       1,743,328              -                -       8,551,483
Income from investments:
  Dividends                                               -               -              -                -          90,631
  Interest                                          700,056               -          4,029          313,783       1,077,827
                                                ---------------------------------------------------------------------------
                                                    700,056               -          4,029          313,783       1,168,458
Transfers between accounts
  and loans to participants                       8,621,162       7,119,477       (555,377)       1,121,842               -

DISTRIBUTIONS
Lump sum settlements
   and withdrawals                                  721,466         385,459         10,896          222,656       2,277,688
Expenses                                              6,611           4,774          1,860                -          28,171
                                                ---------------------------------------------------------------------------
                                                    728,077         390,233         12,756          222,656       2,305,859
Net realized and unrealized appreciation
   (depreciation) of investments                    (16,846)        734,172              -                -       1,921,799
                                                ---------------------------------------------------------------------------
Net increase(decrease) in net assets
   available for plan benefits                   11,294,964       9,206,744       (564,104)       1,212,969       9,335,881
Net assets available for plan benefits
   at beginning of year                                   -               -        564,104        2,438,633      38,625,269
                                                ---------------------------------------------------------------------------
Net assets available for plan benefits
   at end of year                               $11,294,964     $ 9,206,744     $        -      $ 3,651,602     $47,961,150
                                                ===========================================================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                         Viking Financial Security Plan

                   Notes to Financial Statements (continued)

                               December 31, 1993


1.    SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Viking Financial Security Plan (the Plan) have been prepared on the accrual basis.

Investments are reported at fair value, which equals the market quotation for the funds and common stock at December 31, 1993, with the difference between cost and market value reflected in the statements of changes in net assets available for plan benefits included in net realized and unrealized appreciation (depreciation) of investments. The cost of securities sold is determined using the average cost method.

Substantially all administrative fees are paid by Viking Freight, Inc., the Plan sponsor.

The assets of the Plan are held by Wells Fargo Bank N.A., San Francisco, CA., the Trustee of the Plan, and are invested primarily in the following investment funds:

     COMPANY STOCK FUND - The assets of the fund are invested in the common stock of Roadway Services, Inc. The fair value of the investment is determined based upon the closing quoted market price on the last business day of the Plan year.

     FIXED INCOME FUND - The assets of the fund are invested in a guaranteed investment contract with Mutual Benefit Life. Since July 16, 1991, assets invested in the Mutual Benefit Life Guaranteed Investment Contract have been restricted (SEE NOTE 5). Effective in February 1992, all unrestricted assets of this fund were liquidated and transferred to the Viking Income Accumulation Fund.

     ASSET ALLOCATION FUND - The assets of this fund were invested in the Wells Fargo Asset Allocation Fund as of December 31, 1992. On July 2, 1993, these investments were sold and reinvested in the Wellsfunds Asset Allocation Fund. The investments of the fund are allocated among three asset classes: common stock, U.S. Treasury bonds, and money market instruments. The fair value of the units owned by the Plan is based upon quoted redemption values on the last business day of the plan year. This fund is valued on a daily basis.

                         Viking Financial Security Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    VIKING INCOME ACCUMULATION FUND - The assets of the fund are invested in a mix of fixed-rate and variable-rate investments. The assets consist of guaranteed investment contracts with New York Life Insurance and Seafirst National Bank and an investment in the Wells Fargo Income Accumulation Fund. The guaranteed investment contracts earn a guaranteed rate of return, and the withdrawal of funds is restricted as specified in the contracts. The Wells Fargo Income Accumulation Fund is part of the Wells Fargo Institutional Trust Company Collective Trust Funds and invests in guaranteed investment contracts, bank investment contracts, U.S. government securities, and short-term money market instruments. The fair value of the units owned by the Plan in the collective investment fund is based upon quoted redemption values on the last business day of the Plan year.

    S&P 500 STOCK FUND - The assets of this fund were invested in the Wells Fargo S&P 500 Stock Fund as of December 31, 1992. On July 2, 1993, these investments were sold and reinvested in the Wellsfunds S&P 500 Stock Fund. The equity fund invests daily in the same stocks and substantially the same percentages as the S&P 500 Index. The fair value of the units owned by the Plan is based upon quoted redemption values on the last business day of the Plan year.

    SWEEP ACCOUNT - Any contributions, distributions, purchases, or sales of fund assets are transacted in the Sweep Account. The Sweep Account is a short-term money market account.

    EMPLOYEE LOAN ACCOUNT - This account includes all loans made to participants. Participants pay interest on the loans at rates between 8% and 13-1/2%.

                         Viking Financial Security Plan

2. DESCRIPTION OF THE PLAN

The Plan is designed to qualify under the Internal Revenue Code as a profit sharing plan which includes a cash or deferred arrangement and allows employees to contribute from 1% to 15% of their total pay on a before-tax basis, subject to certain limitations applicable to highly compensated employees. The before-tax contributions are not currently subject to federal or state income taxes. Employees are eligible to become active members of the Plan upon reaching the age of twenty-one, completing 12 months of service, and working at least 1,000 hours during that period.

Viking Freight, Inc. (the Company) matches 50% of the employees' contributions up to a maximum of 3% of the employees' salaries. The Company's matching contributions are invested in the Plan's investment options based on elections by participants. Employees select how to invest their contributions in increments of 1% among four investment funds: the Viking Income Accumulation Fund, the Asset Allocation Fund, the S&P 500 Stock Fund, and the Company Stock Fund (consisting of Roadway Services, Inc. common stock). Employee contributions, Company matching contributions, and any investment earnings are 100% vested and are nonforfeitable.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, participants are entitled to receive the value of their accounts.


                                                  Viking Financial Security Plan

                                             Notes to Financial Statements (continued)




3.    INVESTMENTS

The market value and net asset value per share/unit at December 31, 1993 and 1992 for the respective investment funds follows:


                                                                                       NET ASSET
                                                                      MARKET           VALUE PER
                                                                      VALUE            SHARE/UNIT
                                                                    -----------------------------
 December 31, 1993:
 Roadway Services, Inc. Common Stock
   (124,634 shares)                                                  $  7,478,040      $60.00
                                                                      ===========
 Collective investment funds:
   Wells Fargo Income Accumulation Fund                              $ 11,639,788       11.21
   Wellsfund, Inc. Asset Allocation Fund                               15,911,505       10.27
   Wellsfund, Inc. S&P 500 Stock Fund                                  11,241,893       10.44
                                                                     ------------
                                                                     $ 38,793,186
                                                                     ============

 Guaranteed investment contracts:
   Nonrestricted --
       New York Life                                                 $ 1,062,116         1.00
                                                                     ===========
   Restricted --
       Mutual Benefit Life                                           $ 3,883,635         1.00
                                                                     ===========

                         Viking Financial Security Plan

                   Notes to Financial Statements (continued)




3.    INVESTMENTS (CONTINUED)


                                                                                       NET ASSET
                                                                      MARKET           VALUE PER
                                                                      VALUE            SHARE/UNIT
                                                                     ----------------------------
 December 31, 1992:
 Roadway Services, Inc. Common Stock
       (103,662 shares)                                              $  7,049,016      $68.00
                                                                      ===========

 Collective investment funds:
       Wells Fargo Asset Allocation Fund                             $ 11,579,053       13.27
       Wells Fargo Income Accumulation Fund                             6,453,533       10.71
       Wells Fargo S&P 500 Stock Fund                                   8,663,179       14.84
                                                                     ------------
                                                                     $ 26,695,765
                                                                    =============
 Guaranteed investment contracts:
       Nonrestricted:
                New York Life                                         $ 1,959,550        1.00
                Seafirst National Bank                                  2,106,164        1.00
                                                                    -------------
                                                                      $ 4,065,714
                                                                     ============
       Restricted --
                Mutual Benefit Life                                   $ 3,836,902        1.00
                                                                     ============


4.    INCOME TAX STATUS

The Internal Revenue Service has ruled (February 22, 1991) that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is therefore not subject to tax under present income tax law. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                         Viking Financial Security Plan

5.    MUTUAL BENEFIT LIFE GUARANTEED INVESTMENT CONTRACT

As of July 16, 1991, the State of New Jersey insurance regulators took control of Mutual Benefit Life and froze all existing assets of the company. As a result of these events, the future recoverability of the Plan's assets held by Mutual Benefit Life is uncertain. Due to the restricted status of the Mutual Benefit Life Guaranteed Investment Contract, Viking Freight, Inc., as the plan sponsor, has committed to protect plan participants from any loss of principal (participant contributions and the Company match) as well as any credited interest upon maturity of the contract.

                            SUPPLEMENTAL SCHEDULES

                         Viking Financial Security Plan

      Form 5500 Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1993



                                                                                                                          MARKET
 IDENTITY OF ISSUER                              DESCRIPTION OF INVESTMENT                            COST                 VALUE
 Common stock of
   Roadway Services, Inc.*                       124,634 shares of common stock                  $    6,647,839          $ 7,478,040

 Wellsfunds, Inc.                                1,549,319 units of collective
   Asset Allocation Fund *                       investment fund                                     15,557,272           15,911,505

   Wells Fargo Bank, N.A.                        1,038,340 units of collective
   Wells Fargo Income Accumulation Fund *        investment fund                                     11,640,852           11,639,788

 Wellsfunds, Inc.                                1,076,810 units of collective
   S&P 500 Stock Fund                            equity investment fund                              10,813,124           11,241,893

 New York Life Insurance Company:
   Guaranteed investment contract                Fixed income investment contract                     1,062,116            1,062,116

 Mutual Benefit Life Insurance Company:**
   Guaranteed investment contract                Fixed income investment contract                     3,883,635            3,883,635

 Wells Fargo Bank, N.A.:*
   Money market fund                             Short-term investment fund***                          146,960              146,960

 Viking Financial Security Plan                  Loans receivable maturing at various dates
                                                 through 2003 at interest rates ranging from
                                                 8% to 13-1/2%                                        4,661,737            4,661,737
                                                                                                  -------------        -------------
                                                                                                   $ 54,413,535         $ 56,025,674
                                                                                                  ==================================

    *  A party-in-interest as defined by ERISA.
   **  As described in Note 5 of Notes to Financial Statements, the assets of Mutual Benefit Life were frozen by state insurance regulators.
  ***  Included in cash on Statement of Assets Available for Plan Benefits.

                         Viking Financial Security Plan

           Form 5500 Item 27d - Schedules of Reportable Transactions

                          Year Ended December 31, 1993


Category (i) - Individual Transactions in Excess of 5% of the Current Value of Plan Assets


                                                                         SELLING         COST OF    CURRENT VALUE AT   GAIN (LOSS)
        IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET           PRICE          ASSET     TRANSACTION DATE     ON SALE
- - -----------------------------------------------------------------------------------------------------------------------------------
 Asset Allocation Fund:
   Wells Fargo Asset Allocation Fund *    Collective investment fund    $ 14,018,028    $ 12,930,999   $ 14,018,038      $ 1,087,039

 Wellsfunds, Inc. Asset Allocation
   Fund*                                  Collective investment fund               -      14,115,846     14,115,846                -

 Viking Income Accumulation Fund:
   Seafirst National Bank                 Guaranteed investment
                                            contract                       2,290,262       2,290,262      2,290,262                -

 S&P 500 Stock Fund:
   Wells Fargo S&P 500 Stock Fund *       Collective investment fund       9,912,451       9,609,069      9,912,451          303,383

   Wellsfunds, Inc. S&P 500 Stock
     Fund*                                Collective investment fund               -       9,983,546      9,983,546                -

*A party-in-interest as defined by ERISA.

                         Viking Financial Security Plan

     Form 5500 Item 27d - Schedules of Reportable Transactions (continued)

                          Year Ended December 31, 1993

Category (iii) - Series of Transactions in Excess of 5% of the Current Value of Plan Assets


                                                        PURCHASES                                    SALES
                                           ----------------------------------   ----------------------------------------------------
 IDENTITY OF PARTY INVOLVED AND               NUMBER OF                             NUMBER OF                           GAIN
      DESCRIPTION OF ASSET                   TRANSACTIONS       AMOUNT             TRANSACTIONS      AMOUNT            (LOSS)
- - ------------------------------------------------------------------------------------------------------------------------------------
 Asset Allocation Fund:
   Wells Fargo Asset Allocation Fund*                48          $  1,957,664              64         $ 14,655,475      $ 1,118,758

   Wellsfunds, Inc. Asset Allocation Fund*           71            16,186,689              41              651,534           22,117

 Viking Income Accumulation Fund:
   Seafirst National Bank                            -                      -               3            2,106,164                -
   Wells Fargo Income Accumulation Fund*             96             7,653,921             124            2,466,651               49

 S&P 500 Stock Fund:
   Wells Fargo Bank, N.A.*                           56             1,516,011              54           10,497,859          318,669

   Wellsfunds, Inc. S&P 500 Fund*                    62            11,385,351              46              589,549           17,322

 Company Stock Fund:
   Wells Fargo* Money Market Fund                   209             3,381,412             192            3,312,103                -
   Roadway Services, Inc.* common stock              81             2,577,298             109            1,325,489          161,927

*A party-in-interest as defined by ERISA.
There were no Category (ii) or (iv) reportable transactions during 1993.